Mail Stop 4561

January 6, 2009

Mr. Garry J. Welsh
Interim Chief Executive Officer and Chief Financial Officer
Gevity HR, Inc.
9000 Town Center Parkway
Bradenton, FL 34202

      Re: **Gevity HR, Inc.**
            Form 10-K for fiscal year ended December 31, 2007
            Filed March 17, 2008
            File No. 0-22701

Dear Mr. Welsh:

      We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Accounting Branch Chief